SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934*

(Amendment No. 6)

Oriole Homes Corp.
(Name of Issuer)

Class A Common Stock, $.10 par value
Class B Common Stock, $.10 par value
(Title of Class of Securities)

686264102 (Class A)
686264201 (Class B)
(CUSIP Number)

Andrew J. McLaughlin, Jr.
c/o Loeb Partners Corporation
61 Broadway
New York, NY 10006
(212) 483-7001

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 11, 2002
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

INTRODUCTION: This Amendment No. 6 to the Statement on Schedule 13D amends and supplements the Statement on Schedule 13D, dated May 31, 2002 (the "Schedule 13D"), which was filed on behalf of Andrew J. McLaughlin, Jr., Loeb Partners Corporation, Loeb Arbitrage Fund, Gideon J. King, Robert Grubin and Loeb Arbitrage Management, Inc. (collectively, the "Reporting Persons" and each a "Reporting Person") in connection with their beneficial ownership of shares of Class A Common Stock, par value $0.10 per share, and Class B Common Stock, par value $0.10 per share (collectively with the Class A Common Stock, the "Common Stock"), of Oriole Homes Corp., a Florida corporation (the "Company").

ITEM 4. PURPOSE OF TRANSACTION

Item 4 is hereby amended and supplemented by adding thereto the following information:

          In accordance with the terms of the Letter Agreement, dated August 12, 2002, among the Reporting Persons and Richard D. Levy, a copy of which was filed as Exhibit 3 to Amendment No. 5 to the Schedule 13D, on September 11, 2002, the Reporting Persons entered into a Support and Exchange Agreement among the Reporting Persons and Levy Acquisition Co., a Florida corporation (“LAC”), to support the Agreement and Plan of Merger (the “Merger Agreement”) between the Company and LAC, pursuant to which LAC is to merge with and into the Company with the shares of Common Stock of the Company not owned by the group comprised of Richard D. Levy and certain family members and related entities being converted in the merger into the right to receive $4.90 per share in cash. The foregoing description of the Support and Exchange Agreement is qualified in its entirety by reference to the Support and Exchange Agreement, a copy of which is filed as Exhibit 6 hereto. The foregoing description of the Merger Agreement is qualified in its entirety by reference to the form of Merger Agreement, a copy of which is filed as Exhibit 7 hereto.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 is hereby amended and supplemented by adding the thereto the following information:

          On September 11, 2002, the Reporting Persons entered into the Support and Exchange Agreement with LAC. See Item 4 which is incorporated herein by reference in its entirety.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Item 7 is hereby amended and supplemented by adding thereto the following information:

6.	Support and Exchange Agreement, dated September 13, 2002, among the Reporting Persons and Levy Acquisition Co.

7.	Form of Agreement and Plan of Merger, dated September 11, 2002, between Levy Acquisition Co. and the Company.

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 11, 2002

ANDREW J. MCLAUGHLIN, JR.

MCLAUGHLIN FAMILY FUND

THOMAS L. KEMPNER, IRWIN D. ROWE,
ANDREW J. MCLAUGHLIN, JR. AS
TRUSTEES FOR LOEB RHODES
HORNBLOWER PROFIT SHARING TRADING
FOR ACCOUNT OF ANDREW J. MCLAUGHLIN, JR.

ROBERT GRUBIN

GIDEON J. KING

LOEB ARBITRAGE FUND

LOEB ARBITRAGE MANAGEMENT, INC.

By: /s/ ANDREW J. MCLAUGHLIN, JR.
      Name: Andrew J. McLaughlin, Jr.
Title: Attorney-in-Fact